SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH, D.C. 20 SECTION

50 3/4/03

03002443

VF 3-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/17/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonterra Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 NE Loop 410 Ste. 711
(No. and Street)

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller, Peek and Kulesza, PLLC
(Name – *if individual, state last, first, middle name*)

909 NE Loop 410 Ste 101 San Antonio TX 78209
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 10 2003

OATH OR AFFIRMATION

I, Roger Festor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonterra Group, Inc., as of December 31st, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA R. SCHEEL
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JUNE 21, 2005

Signature

Principal
Title

Pamela R Scheel
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SONTERRA GROUP, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 17, 2002
(DATE OF INCORPORATION) TO DECEMBER 31, 2002

MUELLER, PEEK & KULESZA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

MUELLER, PEEK & KULESZA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
909 N.E. LOOP 410, SUITE 101
SAN ANTONIO, TEXAS 78209

LEE M. MUELLER, CPA
J. ALAN PEEK, CPA
CYNTHIA S. KULESZA, CPA

CHARLES H. WAY, CPA
DARYL W. HOFFMANN, CPA
WALTER B. DELANEY, CPA

TELEPHONE:
(210) 822-4905
TELECOPIER:
(210) 822-2334

INDEPENDENT AUDITORS'S REPORT

To the Board of Directors and
Stockholders of The Sonterra Group, Inc.

We have audited the accompanying balance sheet of The Sonterra Group, Inc. (A Texas Corporation) as of December 31, 2002, and the related statement of income and retained earnings, statement of changes in stockholders' equity, and cash flows for the period from January 17, 2002 (date of incorporation) to December 31, 2002 which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sonterra Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from January 17, 2002 (date of incorporation) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Mueller, Peek & Kulesza, PLLC

February 18, 2003

THE SONTERRA GROUP, INC.

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current assets:		
Cash (including certificate of deposit of $6,000)		$ 16,515
Commissions receivable		51,540
Total current assets		68,055
Furniture and fixtures	$ 6,115	
Less accumulated depreciation	874	5,241
Other asset – Deposit		3,177
Total assets		$ 76,473

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities :		
Accrued payroll taxes		$ 15,026
Deferred federal income taxes payable		7,844
Total current liabilities		22,870
Stockholder's equity:		
Common stock of $.10 par value per share, authorized 1,000,000 shares, issued and outstanding 15,000 shares	$ 1,500	
Paid in capital	17,500	
Retained earnings	34,603	53,603
Total liabilities and stockholder's equity		$ 76,473

See accompanying notes and accountants' report.

THE SONTERRA GROUP, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD FROM JANUARY 17, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

Revenues – commissions	$ 158,490
Expenses:	
Payroll taxes	6,638
Salaries	22,460
Salaries – officers	47,100
NASD fees	26,027
Shared overhead expenses	12,944
Depreciation	874
Total expenses	116,043
Income before provision for federal income tax	42,447
Provision for deferred federal income tax expense	7,844
Net income	34,603
Retained earnings at date of incorporation of January 17, 2002	–
Retained earnings at December 31, 2002	$ 34,603

See accompanying notes and accountants' report

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 17, 2002 (DATE OF INCORPORATION)
TO DECEMBER 31, 2002

	Retained Earnings	Common Stock	Additional Paid-In Capital	Total Stockholders' Equity
Common stock issued	$ —	$ 1,500	$ 17,500	$ 19,000
Net income	34,603	—	—	34,603
Balance at December 31, 2002	$ 34,603	$ 1,500	$ 17,500	$ 53,603

See accompanying notes and accountants' report

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 17, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

Operating activities:		
Net income		$ 34,603
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		874
Changes in assets and liabilities:		
Commissions receivable		(51,540)
Accrued payroll taxes		15,026
Deferred federal income tax payable		7,844
Deposits		(3,177)
Net cash provided by operating activities		3,630
Investing activities –		
Purchase of furniture and fixtures	$ (6,115)	
Net cash used by investing activities		(6,115)
Financing activities -		
Issuance of capital stock	$ 19,000	
Net cash provided by financing activities		19,000
Net increase in cash and cash equivalents		16,515
Cash and cash equivalents at date of incorporation of January 17, 2002		—
Cash and cash equivalents December 31, 2002		$ 16,515

See accompanying notes and accountants' report

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 — Summary of significant accounting policies:

A. Nature of operations:

The Sonterra Group, Inc. (Company) is a broker/dealer with membership in good standing with the National Association of Securities Dealers. The Company also is properly registered under applicable Texas securities laws and regulations. The Company is retained by Zeppelinn Energy, L.P. as a registered broker/dealer in connection with the marketing of private placement joint ventures formed in Texas for the exploration and production of oil and gas.

B. Use of estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

C. Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers cash on hand, checking accounts and short-term certificates of deposits as cash and cash equivalents.

D. Deferred federal income taxes:

At December 31, 2002, deferred tax liabilities of $7,844 are recognized for taxable temporary differences relating to the commissions receivable and the net basis of furniture and fixtures. This deferred liability has been classified as a current liability for financial statement purposes.

At December 31, 2002, the Company had a net operating loss of $9,849 elected to be carried forward and applied against future taxable income expiring December 31, 2022.

E. Depreciation:

Depreciation of furniture and fixtures is calculated using the straight-line method over seven years.

NOTES TO FINANCIAL STATEMENTS (CONT.)
DECEMBER 31, 2002

Note 2 — Related party transactions:

The Company receives commissions from partnerships managed by a related company, Zeppelinn Energy, L.P. The Sonterra Group, Inc. and Zeppelinn Energy, L.P. are owned by the same individuals.

The Company has agreed by contract to receive 15% of the sales price per unit of all partnership units sold acting as broker/dealer pursuant to selling agreements with Texas Joint Venture Partnerships. During 2002, the Company earned $158,490 in commissions.

Additionally, Zeppelinn Energy, L.P. pays the operating expenses of the Sonterra Group, Inc. The Sonterra Group, Inc. reimbursed Zeppelin Energy, L.P. $12,944 for their share of overhead and operation expenses.

Note 3 — Concentrations of credit risk:

The Company does not believe that it is exposed to any significant credit risk.

Note 4 — Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002 the Company had net capital of $1,489, which was $3,511 under the required net capital of $5,000. The Company made up the deficit with a contribution of capital on January 6, 2003.

Supplementary Information

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net Capital	
Total stockholders' equity qualified for net capital	$ 53,603
Less non-allowable assets:	
Commissions receivable net of deferred taxes	43,696
Furniture and fixtures, net of accumulated depreciation	5,241
Other asset - deposits	3,177
Total unallowable assets	52,114
Net capital before haircuts on security positions	1,489
Haircuts on securities	—
Net capital	1,489
Minimum net capital required	5,000
Net capital deficit	$ (3,511)
Reconciliation with company's computation included in Focus report as of December 31, 2002:	
Net capital, as reported in Company's part II (unaudited) Focus report	14,559
Adjustments:	
Cash	1,956
Accrued payroll taxes	(15,026)
Net capital above	$ 1,489

See accountants' report.

SCHEDULE II
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER - DEALERS UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISION
DECEMBER 31, 2002

The Company claims exemption from the requirements of Rule 15c 3-3 under Section (k)(2)(I) of the rule.

See accountants' report.

MUELLER, PEEK & KULESZA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
909 N.E. LOOP 410, SUITE 101
SAN ANTONIO, TEXAS 78209

LEE M. MUELLER, CPA
J. ALAN PEEK, CPA
CYNTHIA S. KULESZA, CPA

CHARLES H. WAY, CPA
DARYL W. HOFFMANN, CPA
WALTER B. DELANEY, CPA

TELEPHONE:
(210) 822-4905
TELECOPIER:
(210) 822-2334

To the Board of Directors and Stockholders of
The Sonterra Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Sonterra Group, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of The Sonterra Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

February 18, 2003

Mauldin, Park & Kulunga, PLLC